SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 20, 2007

Aurelia Energy N.V.

(Translation of registrant’s name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.

Bluewater Holding B.V.:

Bluewater Holding B.V., a subsidiary of Aurelia Energy N.V. (“the Company”) has reached a settlement in its dispute with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. that is associated with an intra-group restructuring transaction that was previously entered into with effect from 1 January 2000.

The settlement will bring the total loss carry forward of Bluewater Holding B.V. to US$ 413.3 million., as a result of which the Company will be required to write down its deferred tax asset by approximately US$ 16.8 million to US$ 105.4 million. This will result in a corresponding reduction in the earnings of the Company of US$ 16.8 million in the quarter in which the write-down is effected. The writedown will be effected during the second quarter of 2007.

For information, please contact:

Kees Voormolen

Vice President Finance & Administration

Bluewater Energy Services B.V.

Tel: +31-23-5682 972

Email: kees.voormolen@bluewater.com

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelia Energy N.V.

(Registrant)

	By:	/s/ G. E. Elias
United International Trust N.V.,
Represented by G. E. Elias
Managing Director

	By:	/s/ V.M.G. Haseth-Portillo
Represented by V.M.G. Haseth-Portillo
Attorney-in-Fact A
Date: June 20, 2007